February 20, 2013

VIA HARD COPY AND EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: The Valspar Corporation
Form 10-K for the Fiscal Year Ended October 26, 2012
Filed December 19, 2012
Definitive Proxy Statement on Schedule 14A
Filed January 18, 2013
File No. 1-3011

Dear Mr. Cash:

This letter responds on behalf of The Valspar Corporation (the “Company”) to your comment letter to Ms. Lori A. Walker dated February 6, 2013 with respect to the filings listed above. Included below are your comments and the corresponding responses supplied by the Company:

Form 10-K for the Fiscal Year Ended October 26, 2012

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Estimates, page 18

Valuation of Goodwill and Indefinite-Lived Intangible Assets, page 18

1.	Please revise future filings to disclose the number of reporting units that include goodwill and clarify, if accurate, that for the two reporting units you recorded goodwill impairments in fiscal 2011, there is no remaining goodwill. Also, we note your disclosure that in fiscal 2012 you “have no reporting units that are at risk of failing step 1” of your goodwill impairment test. To the extent that you have determined that the estimated fair values of all your reporting units substantially exceed their respective carrying values, please specifically disclose that determination in future filings.

In future filings, beginning with our 2013 Form 10-K, we will revise our disclosure to include the total number of reporting units. Additionally, in our 2013 Form 10-K, we will disclose that there is no goodwill remaining for the two reporting units that had goodwill impairments in fiscal year 2011.

Mr. John Cash

February 20, 2013

In fiscal 2012, we determined that the estimated fair values of all reporting units substantially exceeded their respective carrying values. In future filings, beginning with our 2013 Form 10-K, we will revise our disclosure to include the following as applicable:

“…we have no reporting units that are at risk of failing step 1 of our goodwill or indefinite-lived intangible asset impairment tests as the fair values of the reporting units substantially exceed their respective carrying values.”

Item 8.  Financial Statements and Supplementary Data, page 21

Note 12 – Legal Proceedings, page 38

2.	Please confirm to us, and revise future filings to clarify, that your assessment of materiality concerning environmental and other legal matters also extends to the potential impact on cash flows. This comment is also applicable to disclosures under Legal Proceedings and MD&A.

Our assessment of materiality concerning environmental and other legal matters also extends to the potential impact on cash flows. In future filings, beginning with our 2013 Form 10-K, we will clarify our conclusion as to cash flows in the discussion of our assessment of materiality in our Legal Proceedings footnote, Legal Proceedings disclosure (Item 3) and Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

Note 14 – Segment Information, page 43

3.	Please revise future filings to disclose the actual percent of sales attributed to your significant customer during each of the last three years as required by FASB ASC 280-10-50-42.

In future filings, beginning with our 2013 Form 10-K, we will disclose the actual percent of sales during each of the last three years attributable to any external customer from which net sales transactions amounted to 10 percent or more of our total net sales.

Definitive Proxy Statement on Schedule 14A

Executive and Director Compensation, page 10

Annual Cash Bonus, page 13

4.	We note your disclosure that the bonus target as a percentage of base salary for each named executive officer is a range from 60% to 110% of target. We also note that the actual bonus payout for each named executive officer represents 186.5% to 186.8% of the bonus target. In future filings, please disclose, for each named executive officer, the individual bonus target as a percentage of salary and the actual percentage of the bonus target paid.

Mr. John Cash

February 20, 2013

In future filings, beginning with our next definitive proxy statement on Schedule 14A for an annual stockholder meeting, we will disclose, for each named executive officer, the individual bonus target as a percentage of salary and the actual percentage of the bonus target paid.

Stock Options, Restricted Stock and RSUs (Long Term Incentives), page 14

5.	In future filings, for each of your named executive officers, please clearly disclose how the LTI Target and the actual long-term incentive compensation payout were determined. Please consider providing an illustrative example. Please also explain the basis for the Committee’s decision to change the mix of long-term incentives under your Bonus Plan, as described on page 15.

In future filings, beginning with our next annual meeting proxy statement, we will clearly disclose how we determined the LTI Targets and the actual long-term incentive compensation payouts for our named executive officers.

With respect to determination of LTI Targets, we have disclosed that the Compensation Committee considers “the long-term incentive levels for like positions at peer group companies, job responsibilities and relative internal pay equity” (see paragraph three of Stock Options, Restricted Stock and RSUs (Long-Term Incentives), page 14 of our Definitive Proxy Statement on Schedule 14A, filed January 18, 2013). This determination is not made on a formulaic or wholly objective basis, and we will disclose that fact to investors. We will also disclose the LTI Target for each of the named executive officers in our CD&A.

With respect to determination of the actual long-term incentive payout for named executive officers, we have disclosed what portion of the LTI Target is allocated to each element of our long-term incentives. In future filings, we will explain how the payout is calculated for each element of the long-term incentives, and we will consider providing an illustrative example with our explanations.

In our next annual meeting proxy statement, we will explain in greater detail the basis for the Compensation Committee’s decision, starting in fiscal 2013, to change the mix of long-term incentives under our Bonus Plan. The primary reason for changing the mix was to strike a better balance between the objectives of retention and financial performance in our Bonus Plan. Cash bonuses and restricted stock awards for named executives will continue to be based on achievement of our fiscal year financial performance goals, but RSUs will be based on time vesting to promote retention of named executives.

Competitive Assessments, page 16

6.	We note your disclosures regarding the benchmarking study that Meridian conducted, and your targeted percentile ranges for base salary (50th percentile) and total compensation (50th to 75th percentile). In future filings, please clarify whether your compensation as benchmarked is in fact within the targeted percentile ranges. We note your disclosure that in the aggregate, your total compensation opportunities were “within a competitive range of total compensation at peer group companies”, but this does not address whether your compensation was within your targeted range, and does not distinguish base salary from total compensation.

Mr. John Cash

February 20, 2013

In future filings, beginning with our next annual meeting proxy statement, we will clarify and disclose whether our compensation as benchmarked is within our targeted percentile ranges for base salary and total compensation.

In addition, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments, and we look forward to discussing our responses with you.

Sincerely,

/s/Lori A. Walker

Lori A. Walker

Senior Vice President and Chief Financial Officer

cc:	Doug Hunter, Partner, Ernst & Young LLP Martin Rosenbaum, Partner, Maslon Edelman Borman & Brand LLP